Exhibit 77M

On February 15, 2008, the Gateway Fund
(the "Acquired Fund"), a series of The
Gateway Trust, an Ohio business trust, was reorganized into and with Gateway Fund
(the "Acquiring Fund"), a series of Gateway
Trust, a Massachusetts business trust. This reorganization was pursuant to an
Agreement and Plan of Reorganization
approved by the Board of Trustees on June
1, 2007 (the "Plan").  Shareholders of the
Acquired Fund approved the Plan at a
Special Meeting of Shareholders held on
January 18, 2008. The Plan provided for the transfer of all of the assets of the Acquired
Fund to, and the assumption of all of the liabilities of the Acquired Fund by, the Acquiring Fund, in exchange for shares of the Acquiring Fund, and the distribution of such shares to the shareholders of the Acquired Fund in complete liquidation of the Acquired Fund, the Acquiring Fund acquired the assets and assumed the liabilities of the Acquired Fund. A copy of the Plan is attached to this Form N-SAR as
Exhibit 77Q1(g).


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